Mittal Steel Announces Agreement with Arcelor

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10:00:03	Good afternoon, members of the media, good afternoon management team of Arcelor and Mittal Steel, and ladies and gentlemen.
10:00:14	I'm absolutely delighted to be here today in Luxembourg, in what is a seminal day for the steel industry.
10:00:22	As you know, we announced last night that we have reached agreement with the board of Arcelor on a recommended transaction to merge the two companies together.
10:00:33	I'm delighted that the board of Arcelor has taken this decision.
10:00:39

We have made an extremely compelling and attractive offer to the shareholders which value the company at euro 40.4 per share,

representing a premium of some 82% over the Arcelor share price on the 26th of January, the day prior to Mittal Steel announcing the offer.

10:01:02

The new company, Arcelor Mittal, will be the undisputed sector leader, a global giant with a footprint in every major region, producing an extensive range of products to the world's most sophisticated customers.

10:01:20	And it will have its home here in Luxembourg, a country rightfully proud of its steel heritage upon which its economy was built.
10:01:30	Arcelor Mittal will be not only the leader of the steel industry but also one of the world's leading companies.
10:01:38	With ??performance revenues of 71 billion euro for 2005, we would have ranked number 40 in the 2005 Fortune 500 of the world's top global companies.
10:01:51	I have no doubt that we have a really exciting future in front of us, both from the company and industry perspective.
10:01:59	Today, the steel industry is enjoying a buoyant operating environment, fuelled by growth from emerging market powerhouses like China and India.
10:02:10

At the same time, we have made great steps forward in terms of restructuring, the result of which will be a stronger, healthier, more consolidated industry, better capable of creating value for shareholders throughout the cycle.

10:02:26	I'm very pleased that we have managed to reach the situation of an agreed merger.
10:02:31	I have said from the outset that I'd hope to have discussions with the Arcelor board and management that would allow us to reach an agreement and that is what we have achieved.
10:02:42	I also said that I had the highest respect for the company and its management.
10:02:47	That respect remains entirely undiminished.
10:02:50	I have also said that we should focus on what is good for all the stakeholders and I'm delighted that's where we have ended up.
10:02:59	I'm not only proud at what we achieved with the formation of this company, but completely convinced that it will be a European leader of which all stakeholders can be proud.

10:03:12	Above all, I'm excited at the opportunity.
10:03:15	These two companies have enormous complimentary strengths.
10:03:19	Arcelor is a company of great strength and heritage.
10:03:22	Mittal Steel is successful, dynamic and proud of the role we have played in promoting a global consolidated business model.
10:03:32	The steel industry may never before have seen a company with the strength and potential of Arcelor Mittal.
10:03:39	The challenges we face is to realise this potential.
10:03:43	You can be rest assured that the joint management team of both Arcelor and Mittal will leave no stone unturned in our quest to turn this vision into a reality.
10:03:56	Thank you.